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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of August 1999


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                         Surrey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The following is the text of a press release issued by Cenargo
International plc on August 9, 1999:

Puttenham Priory, England, August 9, 1999. Cenargo International plc ("Cenargo") today announced that it has entered into an agreement with Grover Star Shipping Corporation ("Grover"), a Liberian corporation, to acquire 100% of the issued A share capital of Norse Irish Ferries Limited ("NIF"), a private company incorporated in the Isle of Man. On July 23, 1999 Cenargo made an offer to acquire all the issued B share capital of NIF (the "Offer") and Grover has accepted this Offer in respect of the B shares held by it. Grover's A and B shares represent 99.27% of the issued share capital of NIF. The purchase is expected to close on or about October 1, 1999. Cenargo expects to acquire the balance of NIF's shares by compulsory purchase under Isle of Man law to the extent that the holders of the B shares do not accept the Offer. The purchase of Grover's A shares and B shares is subject to closing conditions including regulatory approval and the consent of a majority of the holders of Cenargo's 9 3/4% First Priority Ship Mortgage Notes due 2008 (the "Notes") to the application by Cenargo of a portion of the funds currently held as collateral for the Notes to the purchase of NIF. Cenargo has today commenced a consent solicitation of the holders of the Notes of record as of August 6, 1999. PaineWebber Incorporated is acting as financial advisor and ChaseMellon Consulting is acting as Solicitation Agent to Cenargo in connection with the solicitation. Copies of the Consent Solicitation Statement are available to holders of the Notes on request.

         NIF operates freight and passenger ferry services in the Irish Sea market. NIF's fleet consists of two modern RoPax ferries on timecharters, and provides the only passenger and freight service between Liverpool (England) and Belfast (Northern Ireland). In 1998, NIF was the fastest growing ferry operator, in terms of freight units transported, in the Irish Sea.

Contact: Paul Gregory
         Cenargo International plc
         tel. +44-1483-241-000












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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  CENARGO INTERNATIONAL PLC
                                  (registrant)




Dated:  August 9, 1999            By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman


































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